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September 9, 2016

VIA EDGAR AND EMAIL

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	San Juan Basin Royalty Trust
Preliminary Proxy Statement on Schedule 14A
Filed August 29, 2016
File No. 001-08032

Dear Mr. Orlic:

On behalf of our client, Compass Bank (the “Trustee”), the trustee of the San Juan Basin Royalty Trust (the “Trust”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2016, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 29, 2016, File No. 001-08032 (the “Preliminary Proxy Statement”).

For convenience of reference, the comments contained in your September 6, 2016 letter are reprinted below in bold italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Trust.

Cover Letter

1.	Please advise how an investor’s determination to engage in a solicitation provides a basis for the belief that the investor is willing to expand its business portfolio “at any cost.”

RESPONSE:    The Trust respectfully acknowledges the Staff’s comment and will revise the statement in the cover letter of the definitive proxy statement to read as follows:

“We believe that this wasteful effort demonstrates that Southwest Bank is willing to expand its business portfolio not only at its own cost of solicitation, but also by

Mayer Brown LLP

David L. Orlic

September 9, 2016

causing Compass Bank to incur on behalf of the Trust costs of determining and discharging its fiduciary duties to the Trust.”

Form of Revocation

2.	Please use boldface type in indicating on whose behalf the solicitation is being made. See Rule 14a-4(a)(1) of Regulation 14A.

RESPONSE:    Trust respectfully acknowledges the Staff’s comment and will revise the form of revocation in the definitive proxy statement accordingly.

3.	Please include the representation required by Rule 14a-4(e) of Regulation 14A.

RESPONSE:    The Trust respectfully acknowledges the Staff’s comment and will revise the form of revocation in the definitive proxy statement to include the following statement:

“Unless you specify otherwise, by signing, dating and returning this BLUE Revocation Card, you will be deemed to have revoked any previously submitted written request for a special meeting with respect to all of the units of the Trust you own beneficially and/or of record.”

* * *

In connection with responding to the Staff’s comments, the Trustee, on behalf of the Trust, acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Robert F. Gray at (713) 238-2600 or Andrew J. Stanger at (713) 238-2702.

Sincerely,

/s/ Mayer Brown LLP

Mayer Brown LLP

Enclosures

cc:	Josh R. Peterson
Vice President and Senior Trust Officer
Compass Bank